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                                                           Page 1 of 13 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9 )*


     Individual Investor Group, Inc. (Formerly Financial Data Systems, Inc.)
-------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    455907105
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                                 (CUSIP Number)

         Howard E. Steinberg, Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
           Park Avenue Plaza, New York, New York 10055 (212) 909-1100
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                   See Item 5
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No. 455907105                                       Page   2  of  13 Pages
          ------------                                          ----    --


1.       NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Reliance Financial Services Corporation
         I.R.S. Employer Identification No.:  50-0113548


2.       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                       (b) [x]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         Not Applicable


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware


                 7.       SOLE VOTING POWER
  NUMBER OF                      666,666
    SHARES
BENEFICIALLY     8.       SHARED VOTING POWER
  OWNED BY
    EACH         9.       SOLE DISPOSITIVE POWER
 REPORTING                       666,666
   PERSON
    WITH         10.      SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               666,666

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.9%

14.      TYPE OF REPORTING PERSON*

               HC

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                                  SCHEDULE 13D

CUSIP No. 455907105                                     Page   3   of  13  Pages
          ---------                                          -----     --

1.       NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Saul P. Steinberg


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [x]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         Not Applicable


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [x]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


                                            7.       SOLE VOTING POWER
  NUMBER OF                                                621,424
   SHARES
BENEFICIALLY                                8.       SHARED VOTING POWER
  OWNED BY
    EACH                                    9.       SOLE DISPOSITIVE POWER
 REPORTING                                                  621,424
   PERSON
    WITH                                    10.      SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          621,424

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.3%

14.      TYPE OF REPORTING PERSON*

           IN

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                                                           Page 4 of 13 Pages

                  The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

                  The following information also amends or supplements, as the case may be, the information previously filed by Saul P. Steinberg relating to his ownership of the Security.

         ITEM 2.  Identity and Background.

                  The information in Item 2 is amended to read in its entirety as follows:


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                                                           Page 5 of 13 Pages

ITEM 2.  IDENTITY AND BACKGROUND.


This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 43.7% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:


Name and Business Address              Position with Reliance Financial and
-------------------------              Principal Occupation
                                       --------------------------------------

Saul P. Steinberg                      Chairman of the Board, Chief
Reliance Group Holdings, Inc.          Executive Officer and Director,
Park Avenue Plaza                      Reliance Financial and RGH
New York, New York 10055

Robert M. Steinberg                    President, Chief Operating
Reliance Group Holdings, Inc.          Officer and Director, Reliance
Park Avenue Plaza                      Financial and RGH; Chairman of
New York, New York 10055               the Board and Chief Executive
                                       Officer, RIC

George E. Bello                        Executive Vice President
Reliance Group Holdings, Inc.          Controller and Director,
Park Avenue Plaza                      Reliance Financial and RGH
New York, New York 10055

Lowell C. Freiberg                     Executive Vice President, Chief
Reliance Group Holdings, Inc.          Financial Officer and Director,
Park Avenue Plaza                      Reliance Financial and RGH
New York, New York 10055

Howard E. Steinberg, Esq.              Executive Vice President, General
Reliance Group Holdings, Inc.          Counsel and Corporate
Park Avenue Plaza                      Secretary, Reliance Financial
New York 10055                         and RGH

Henry A. Lambert                       Senior Vice President--Real
Reliance Group Holdings, Inc.          Estate Investments and
Park Avenue Plaza                      Operations, Reliance Financial
New York, New York 10055               and RGH; President and Chief
                                       Executive Officer, Reliance
                                       Development Group, Inc.

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                                                           Page 6 of 13 Pages

Dennis J. O'Leary                      Senior Vice President--Taxes,
Reliance Group Holdings, Inc.          Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                      Senior Vice President--Group
Reliance Group Holdings, Inc.          Controller, Reliance Financial
Park Avenue Plaza                      and RGH
New York, New York 10055

Bruce L. Sokoloff                      Senior Vice President--
Reliance Group Holdings, Inc.          Administration, Reliance
Park Avenue Plaza                      Financial and RGH
New York, New York 10055

James E. Yacobucci                     Senior Vice President--
Reliance Insurance Company             Investments and Director,
Park Avenue Plaza                      Reliance Financial, RGH and RIC
New York, New York 10055

George R. Baker                        Director, Reliance Financial
3401 North California Avenue           and RGH; Corporate
Chicago, Illinois 60618                Director/Advisor various
                                       business enterprises

Dennis A. Busti                        Director, Reliance Financial
Reliance National, a principal         and RGH; President and Chief
subsidiary of RIC                      Executive Officer, Reliance
77 Water Street                        National, a principal subsidiary of
New York, New York 10005               RIC

Dr. Thomas P. Gerrity                  Director, Reliance Financial
The Wharton School                     and RGH; Dean, the Wharton
University of Pennsylvania             School of the University of
Steinberg Hall- Dietrich Hall          Pennsylvania
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                       Director, Reliance Financial
Jewell Jackson McCabe                  and RGH; President, Jewell
Associates                             Jackson McCabe Associates,
50 Rockefeller Plaza                   consultants specializing in planning
Suite 46                               and communications
New York, New York 10020

Irving Schneider                       Director, Reliance Financial
Helmsley-Spear, Inc.                   and RGH; Co-Chairman and Chief
60 East 42nd Street                    Operating Officer, Helmsley-Spear,
New York, New York 10165               Inc., a real estate management
                                       corporation

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                                                           Page 7 of 13 Pages


Bernard L. Schwartz                    Director, Reliance Financial and
Loral Space & Communications Ltd.      RGH; Chairman of the Board,
600 Third Avenue                       Chief Executive Officer, Loral
New York, New York 10016               Space & Communications Ltd., a
                                       high-technology company
                                       concentrating on satellite-based
                                       services, Chairman of the Board
                                       and Chief Executive Officer,
                                       Globalstar Telecommunications,
                                       Ltd.


Richard E. Snyder                      Director, Reliance Financial and
Golden Books Family                    RGH; Chairman of Golden Books
Entertainment, Inc.                    Family Entertainment, Inc., a
850 Third Avenue                       publisher of children's books.
New York, New York 10022

Bruce E. Spivey                        Director, Reliance Financial and
Columbia-Cornell Care LLC              RGH; President and Chief
900 Third Avenue, Suite 500            Executive Officer,
New York, New York 10022               Columbia-Cornell Care LLC, the
                                       physician organization of the
                                       clinical faculties of the medical
                                       schools of Columbia and Cornell
                                       Universities.

Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.


         ITEM 5.  Interest in Securities of the Issuer.


                  The information in Item 5 is amended to read in its entirety as follows:

                  According to information obtained by the filing persons, the number of shares of the Security outstanding has increased to 8,490,849 shares. As a result, the 666,666 shares of the Security beneficially owned by Reliance Financial comprise, to the best knowledge of Reliance Financial, approximately 7.9% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.


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                                                           Page 8 of 13 Pages

                  As a result of the increase in the number of shares of the Security outstanding, the Securities beneficially owned by Saul P. Steinberg, which total 621,424 shares, to the best knowledge of Saul P.

         Steinberg, comprise 7.3% of the Securities outstanding. Subject to the Security Agreement disclosed in Item 6 herein, Saul P. Steinberg has sole voting and dispositive power over the Securities beneficially owned by him.

                  To the best knowledge of Reliance Financial, the other persons named in Item 2 hereof do not own in the aggregate more than 5,000 shares of the Security except for Bruce L. Sokoloff who, to the best knowledge of Reliance Financial, beneficially owns 46,000 shares of the Security, including 30,000 shares which Mr. Sokoloff has the right to acquire pursuant to currently exercisable options. Except as set forth in Item 6 below, neither Reliance Financial nor Saul P. Steinberg, nor to Reliance Financial's knowledge, any of the other persons named in
         Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.


         ITEM 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  The last paragraph of Item 6 is amended to read in its entirety as follows:

                  On June 26, 1998, Wise Partners, L.P. (the "Borrower"), a Delaware limited partnership of which Saul P. Steinberg is the limited partner and Jonathan L. Steinberg is the general partner, entered into a Loan Agreement and a Promissory Note with NationsBank, N.A. ("NationsBank") pursuant to which Borrower may borrow up to an aggregate of $17,500,000. Pursuant to a Guaranty, dated June 26, 1998, in favor of NationsBank, Saul P. Steinberg guaranteed the obligations, of Borrower under such Loan Agreement and Promissory Note and pursuant to a Pledge Agreement, dated June 26, 1998, between Saul P. Steinberg and NationsBank, Saul P. Steinberg pledged to NationsBank 500,000 shares of the Securities as partial security for such Guaranty. Upon an Event of Default under such Promissory Note, NationsBank may, with notice, exercise all voting rights and foreclose upon and sell such pledged shares. Except for the foregoing or as previously disclosed, Saul P. Steinberg does not have any contract, arrangement, understanding or relationship with any person with respect to any of the Securities.

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                                                           Page 9 of 13 Pages

         ITEM 7.  Material to Be Filed as Exhibits.

         1. Joint Filing Agreement between Reliance Financial Services Corporation and Saul P. Steinberg

         2.        Guaranty Agreement dated June 26, 1998 between Saul P.
                   Steinberg and NationsBank, N.A. (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to the Schedule 13D of Wise Partners, L.P. relating to the Issuer)

         3.        Pledge Agreement dated June 26, 1998 between Saul P.
                   Steinberg and NationsBank, N.A. (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to Schedule 13D of Wise Partners, L.P. relating to the Issuer.)

         4. Loan Agreement dated June 26, 1998, between Wise Partners, L.P. and NationsBank, N.A. (incorporated by reference from Exhibit 10.4 of Amendment No. 1 to Schedule 13D of Wise Partners, L.P.)

         5. Promissory Note dated June 26, 1998, between Wise Partners, L.P. and NationsBank, N.A. (incorporated by reference from Exhibit 10.5 of Amendment No. 1 to Schedule 13D of Wise Partners, L.P.)

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                                                           Page 10 of 13 Pages

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  July 6, 1998


                                     RELIANCE FINANCIAL SERVICES CORPORATION


                                     By:    /s/  James E. Yacobucci
                                         --------------------------
                                           James E. Yacobucci
                                           Senior Vice President-Investments

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                                                           Page 11 of 13 Pages

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  July 6, 1998


                                                     By: /s/  Saul P. Steinberg
                                                        -----------------------
                                                         Saul P. Steinberg

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                                                           Page 12 of 13 Pages

                                  EXHIBIT INDEX
                                  -------------

         Exhibit No.             Exhibit Name                        Page No.
         ----------              ------------                        -------

              1                  Joint Filing Agreement
                                 dated July 6, 1998

              2                  Guaranty Agreement
                                 dated June 26, 1998

              3                  Pledge Agreement
                                 dated June 26, 1998

              4                  Loan Agreement
                                 dated June 26, 1998

              5                  Promissory Note
                                 dated June 26, 1998



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                                                           Page 13 of 13 Pages

                             Joint Filing Agreement
                             ----------------------

Reliance Financial Services Corporation and Saul P. Steinberg hereby agree that the Schedule 13D to which this Joint Filing Agreement is attached is filed on behalf of each of them.

Dated:  July 6, 1998


                                      RELIANCE FINANCIAL SERVICES CORPORATION


                                      By: /s/ James E. Yacobucci
                                          -------------------------------------
                                              James E. Yacobucci
                                              Senior Vice President-Investments


                                          /s/ Saul P. Steinberg
                                          ------------------------------------
                                              Saul P. Steinberg